EXHIBIT 99(f)


                               February 22, 2000


Name
Address
Address 2

Dear __________:


         As a  Founding  Organizer  [and  title  if  officer]  of  CommerceFirst
Bancorp, Inc., I am pleased to send you a copy of the prospectus for CommerceFirst Bancorp's offering of shares of its common stock. CommerceFirst Bancorp is being formed to be the holding company for CommerceFirst Bank, a new community bank to be headquartered in Annapolis, Maryland.

         If you have any questions about CommerceFirst Bancorp or the offering after you have read the prospectus, please feel free to call me at __________ or Rick Morgan, President of CommerceFirst Bancorp and Commerce Bank at 410.280.6673.

         Thank  you  for  taking  the  time  to   consider  an   investment   in
CommerceFirst Bancorp.


                                                           Sincerly,